UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
SATCON TECHNOLOGY CORPORATION

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
803893106

(CUSIP Number)
Philip J. Deutch
NGP Energy Technology Partners, L.P.
1700 K Street NW, Suite 750
Washington, D.C. 20006
Telephone: (202) 536-3920
Facsimile: (202) 536-3921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Robert D. Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street, NW, Fifth Floor
Washington, DC 20006
Telephone: (202) 973-8800
Facsimile: (202) 973-8899
August 10, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: NGP Energy Technology Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	7,105,868 (1)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	11,074,227 (2)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,074,227 shares (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

13.14% (3)

14	Type of Reporting Person (See Instructions):

PN

(1)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44, plus the voting power of 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(2)	Represents 10,912,803 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 plus accrued dividends to $1.04, plus 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on August 10, 2010 (73,178,758) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: NGP ETP, L.L.C

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	7,105,868 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	11,074,227 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,074,227 shares (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

13.14%(4)

14	Type of Reporting Person (See Instructions):

CO

(1)	The reporting person is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred original issue price of $1,000 to $1.44, plus the voting power of 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 10,912,803 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 plus accrued dividends to $1.04, plus 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on August 10, 2010 (73,178,758) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: Energy Technology Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

State of Delaware

7	Sole Voting Power:

Number of	7,105,868 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	11,074,227 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,074,227 shares (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

13.14% (4)

14	Type of Reporting Person (See Instructions):

CO

(1)	The reporting person is the manager of NGP ETP, L.L.C., which is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred original issue price of $1,000 to $1.44, plus the voting power of 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 10,912,803 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 plus accrued dividends to $1.04, plus 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on August 10, 2010 (73,178,758) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227).

Schedule 13D

CUSIP No. 803893106

1	Names of Reporting Persons: Philip J. Deutch
I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

United States of America

7	Sole Voting Power:

Number of	7,105,868 (1)(2)

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power:
Reporting
Person	11,074,227 (1)(3)

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,074,227 shares (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

13.14% (4)

14	Type of Reporting Person (See Instructions):

IN

(1)	The reporting person is the manager of Energy Technology Partners, L.L.C., the manager of NGP ETP, L.L.C. NGP ETP, L.L.C. is the general partner of NGP Energy Technology Partners, L.P., which owns the reported securities. The reporting person is also a member of the investment committee of NGP ETP, L.L.C. By virtue of these relationships, the reporting person may be deemed to have the power to vote, or to direct the vote, and dispose of, or direct the disposition of, the reported securities held by NGP Energy Technology Partners, L.P. The reporting person disclaims beneficial ownership of the reported securities except to the extent of any pecuniary interest therein.

(2)	Represents the voting power of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 to $1.44, plus the voting power of 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(3)	Represents 10,912,803 shares of common stock issuable upon conversion of 10,000 shares of Series C Preferred Stock, determined by multiplying each share of Series C Preferred Stock by the ratio of the Series C Preferred Stock original issue price of $1,000 plus accrued dividends to $1.04, plus 161,424 shares of common stock issuable upon the exercise of two warrants held by NGP Energy Technology Partners, L.P.

(4)	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on August 10, 2010 (73,178,758) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (11,074,227).

Schedule 13D
          The original statement on Schedule 13D dated November 19, 2007, relating to the Series C Preferred Stock, $0.01 par value per share (the “Series C Preferred”), of SatCon Technology Corporation, a Delaware corporation (“SatCon” or the “Issuer”), and the common stock of the Issuer, $0.01 par value per share (the “Common Stock”), issuable upon conversion of the Series C Preferred, as amended by Amendment No. 1 on December 12, 2007 (the “Schedule 13D”) is hereby further amended as set forth in this Amendment No. 2 (this “Amendment”, and together with the Schedule 13D, this “Statement”).
          This Amendment is being filed jointly by NGP Energy Technology Partners, L.P. (“NGP Energy Tech”), NGP ETP, L.L.C. (“NGP GP”), Energy Technology Partners L.L.C. (“ETP”) and Philip J. Deutch (“Deutch”, and together with NGP Energy Tech, NGP GP and ETP, the “Reporting Persons” and each a “Reporting Person”) to report the sale of 5,317,831 shares of common stock in a transaction in compliance with Rule 144 under the Securities Act of 1933, as amended. The shares of common stock were acquired pursuant to the cashless exercise of warrants to purchase 8,098,127 shares of common stock.
          This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is unchanged by this Amendment.
          Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:
     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:
On August 10, 2010, NGP Energy Tech sold 5,317,831 shares of common stock at a price of $3.25 per share in a transaction with a market maker in compliance with Rule 144 under the Securities Act of 1933, as amended. The shares of common stock were acquired pursuant to the cashless exercise of warrants to purchase 8,098,127 shares of common stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NGP Energy Technology Partners, L.P.

By: NGP ETP, L.L.C.
Its: General Partner

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Authorized Member

NGP ETP, L.L.C.

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Authorized Member

Energy Technology Partners, L.L.C.

By:	/s/ Philip J. Deutch

Name: Philip J. Deutch
Title: Sole Member and Manager

/s/ Philip J. Deutch

Philip J. Deutch
     Dated: August 11, 2010